Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES 2011 GUIDANCE

Vancouver, B.C. February 1, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the production of high quality stevia, announces its financial guidance for 2011 that includes both its stevia sweetener business and its new consumer products business. This is a pivotal year for the Company as it continues to grow its stevia business and launch its consumer products joint venture AN0CTM.

The Company's guidance for 2011 is as follows:

$Canadian Millions	Lower End	Upper End

Revenue	$160	$200

Earnings Before Interest Tax & Depreciation (EBITDA)(1)	$30	$39

Capital Expenditures (CAPEX)	$5	$10

A breakdown of 2011 guidance by the Company’s two main business segments (stevia sweeteners and consumer products) is as follows:

$Canadian Millions	Lower End	Upper End

Stevia Revenue	$90	$100
AN0C Revenue (2)	$70	$100

Stevia EBITDA	$30	$33
AN0C EBITDA (3)	$0	$6

Stevia CAPEX	$5	$10
AN0C CAPEX	$0	$0

(1)	EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes (1) depreciation and amortization expense as reported on the cash flow statement, (2) other income (expenses), (3) stock-based compensation expense, and (4) non-controlling interest. This might not be the same definition used by other companies.
(2)	At 100% Consolidation
(3)	At 80% Consolidation to reflect 20% minority interest in joint venture

Stevia Revenue Forecast
The stevia sweetener business is expected to grow 50 to 60% from 2010 with the largest portion expected to come from China. The Company has assumed the initial delivery of the healthy sugar order to the China Sugar Reserve will commence in the fourth quarter of 2011 and the full delivery of the first unit in 2012. Key growth markets outside of China include the US, Mexico, South America, the Middle East, India and Australia. Other key assumptions include raw sugar prices remaining in the range of $600 to $800 per metric ton and the RMB to USD exchange rate declining approximately 3% in 2011. The Canadian dollar to the US dollar exchange rate is assumed to be at par for the year. Revenue in the first half of 2011 is expected to be similar to the amount generated in both 2009 and 2010 and is expected to account for approximately 20 to 25% of the full year revenue forecast.

Stevia EBITDA Forecast
Stevia is expected to generate $30 to $33 million of EBITDA in 2011. Lower EBITDA profitability in the first half of 2011 has been assumed due to an expected decline in the RMB to US dollar exchange rate and relatively lower revenues in the first half. EBITDA margins are expected to improve in the last half of 2011 with the expected introduction of Huinong 2 (“H2”) special leaf variety in the 2011 harvest year. It is expected the Company will grow 100% of its stevia leaf requirements in 2011 with the H2 strain. As previously announced, the H2 strain is expected to deliver reduced stevia leaf processing costs starting in late third quarter 2011.

Capex Forecast
The Company is expected to incur some maintenance capital expenditures for its four stevia processing facilities in China and does not expect to increase capacity in 2011 based on the stevia revenue forecast for 2011. The current revenue generating capacity of its four facilities is between $250 and $300 million per annum.

AN0CTM Revenue Forecast
The AN0CTM revenue forecast assumes the launch of 12 beverage products including six iced tea drinks, three juice drinks and three dairy drinks in 2011, with the initial product launch occurring in late first quarter or early second quarter. There are two major sales seasons in China for the beverage market, which have historically been January through March and July through September. GLG will be able to catch only the second major sales season for 2011. However, 2012 and beyond sales will include both major selling periods.

AN0C™ revenue in the first half of 2011 is expected to be approximately 20% of full year forecasted revenue. Other key assumptions for the revenue forecast include the Company’s expectation that the China food and beverage market will grow 20% in 2011 and that the Company will be able to launch its products in China nationwide, covering both major and regional cities in most provinces.

AN0CTM EBITDA Forecast
AN0C’s EBITDA is expected to generate between $0 and $6 million EBITDA in 2011. First priority for the development of the AN0C business is to take a leading position in the marketplace and to build a number one brand (both GLG corporate and AN0C for consumer products) in the all natural, zero calorie food and beverage sector. With this achievement it is expected that AN0C should achieve the largest market share for the all natural and zero calorie market segment with plans to penetrate most of the other major food and beverage market segments in 2011. These are the most important objectives for AN0C in 2011 rather than EBITDA generation.

The AN0C senior executive team has many years of experience in operating profitable, multi-billion dollar beverage companies in China and has developed a plan to get the business to positive EBITDA in the first year of operation. GLG joint venture partner, China Agriculture and Healthy Foods Company Limited (“CAHFC”) also has lower ingredient costs by utilizing GLG stevia extracts relative to the use of sugar. On a sweetness equivalency, CAHFC has lowered its sweeteners cost by 40 to 50% by using GLG BlendSure™ stevia extract in the production of AN0C’s food and beverage products, as compared to sugar.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About AN0C Joint Venture
The AN0C joint venture will focus on the sale and distribution of all natural and zero calorie food and beverage products in China that are sweetened with GLG stevia extracts. AN0C will focus on the development of the all natural zero calorie brand of food and beverages (ANOCTM) and the establishment of sales and distribution of AN0CTM products initially in China and thereafter for the international market. GLG holds an 80% controlling stake in AN0C and China Agriculture and Healthy Foods Company Limited holds 20%. Dr. Luke Zhang is the Chairman and CEO of AN0C and is supported by an experienced team of senior executives recruited from the beverage industry in China.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that constitutes "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. Such forward-looking statements or forward-looking information include, but are not limited to statements with respect to: the expected revenues, EBITDA and capital expenditures of GLG and ANOCTM, the market for stevia and our stevia-based products; the beverage market in China; our production capacity; trends and consumer preferences in connection with dietary and health products; requirements for additional capital; potential expansion; and general economic conditions.

Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”,“estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information included in this news release, we have made numerous assumptions including among other things, assumptions about consumer acceptance of stevia, anticipated costs and expenditures, availability of raw materials, currency fluctuations, our ability to achieve our goals. While we consider these assumptions to be reasonable, the assumptions are inherently subject to significant business, economic, competitive and social uncertainties and contingencies. However, there are also known and unknown risk factors which could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and forward-looking information. Known factors include, among others, the following: operational risks; the effects of general economic conditions; changing foreign exchange rates; actions by government and other regulatory authorities; uncertainties associated with legal proceedings and negotiations; availability of raw materials; industry supply levels; and competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities.

Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Financial outlook information contained in this news release about prospective results of operations and financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.